82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

06019245

Date December 6, 2006
Contact Martina C. Schuler

Unaxis Holding

~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. ~~82-5190~~

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M. C. Schuler

Corporate Communications

Enclosure

- **Oerlikon Solar receives CHF 320 million order for delivery of turnkey solar cell plant, annual produced capacity 160 MW**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

12/19

RECEIVED
2006 DEC 12 A 9:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Big leap forward for Oerlikon thin-film solar technology

Oerlikon Solar receives CHF 320 million order for delivery of turnkey solar cell plant, annual produced capacity 160 MW

***Pfäffikon SZ, December 6, 2006* – Oerlikon Solar has been awarded a contract totalling CHF 320 million from German API GmbH in Offenbach. The order includes eight Kai 1200 systems, 40 laser scribing and 16 TCO systems as well as the associated processing equipment. Oerlikon Solar will supply turnkey production systems with an annual produced capacity of 160 MW. API will use these systems to construct the largest European plant for the manufacture of thin-film solar modules in Germany. API is backed by a group of Saudi investors who are entering the future market of thin-film solar power with this initial investment.**

The expansion of Oerlikon's new solar business is exceeding all expectations. This division, which was only founded in early 2006, has already posted major orders from Schott Solar GmbH as well as ErSol Thinfilm GmbH with an order volume of over CHF 100 million. "The present order brings us into entirely new dimensions, both in sheer investment volume as well as in the customer base," says Thomas Limberger, CEO of Oerlikon. "This order also demonstrates the potential of Oerlikon thin-film technology, with its powerful growth rate and profit margins high up in the two-digit range."

The strong demand for production units for thin-film solar modules with amorphous silicon is based on the many advantages of this technology, both compared with conventional silicon cells as well as with other thin-film technologies. "We performed a detailed evaluation of a wide range of solar technologies, and the decision for Oerlikon's amorphous silicon thin-film technology was clear," explains Ekram Saleh, managing director of API. In comparison with conventional solar cells, which must be manufactured as ultrapure silicon, the thin-film technology uses 200 times less of the raw material. All of the materials in the thin-film module of amorphous silicon are environmentally compatible. In addition, large areas of 1.4 square meters can be processed by vapour deposition and fabricated in solar modules in a fully automated process. Overall, this technology results in tremendous commercial advantages: the energy costs for the clean thin-film technology are up to 40% lower than those for the currently common solar cells.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

"Based on this technology, solar power also represents a cost-effective alternative to fossil fuels or nuclear power over the long term," Saleh says.

Oerlikon is the sole supplier worldwide for turnkey production facilities for thin-film solar modules, covering the entire value chain from pretreatment of the glass substrate through coating to assembly of the modules. In order to also cover the process step of laser scribing with its own technology and equipment, Oerlikon acquired the English company Exitech a few days ago (see press release of December 5, 2006). Laser scribing is the key step of subdividing the coated glass surface into individual solar cells and configuring them in a functional module.

Oerlikon Solar already has a leading role in the future market of solar power with its amorphous silicon technology. This will be further supported by the next product generation currently being developed to industrial market maturity, multicrystalline thin-film technology (MyCSi). "This further improves our technological lead over the competition, especially from the USA," states Oerlikon CEO Limberger. With higher efficiencies of over 10%, multicrystalline solar modules achieve the levels of conventional solar cells at considerably lower manufacturing costs. The production facilities for amorphous and multicrystalline thin-film solar modules are compatible enabling the operators to retrofit their systems. The production systems for multicrystalline thin-film modules at Oerlikon Solar are currently undergoing industrial trials, with market introduction planned for the second half of 2007. "We have an excellent strategic position in this high-growth, billion-dollar market," says Limberger.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a global infrastructure with approximately 80 locations in 25 countries.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com